UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 1, 2009

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1.	Information Contained in this Form 6-K Report

On October 1, 2009, Seaspan Corporation (the “Company”) closed the second and final tranche of $100 million aggregate amount of 12% Cumulative Preferred Shares—Series A, par value $0.01 per share (the “Preferred Shares”), pursuant to that certain preferred stock purchase agreement dated January 22, 2009 (the “Purchase Agreement”) among the Company, Dennis R. Washington, Kevin L. Washington, Kyle R. Washington, who is the Company’s chairman, and Graham Porter, through Deep Water Holdings, LLC, CopperLion Capital (KLW) I Limited Partnership, CopperLion Capital (KRW) I Limited Partnership and Tiger Container Shipping Co. Ltd., respectively (collectively, the “Investors”). Under the terms of the Purchase Agreement, the Preferred Shares were to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009. At today’s closing, the Company issued and sold 100,000 Preferred Shares to the Investors.

This Form 6-K is filed with reference to and hereby incorporated by reference into the Registration Statements, filed with the Securities and Exchange Commission on April 18, 2007 on Form F-3 (Registration No. 333-142195) and on May 30, 2008 on Form F-3D (Registration No. 333-151329) of Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 1, 2009	By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

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